Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Cash Store Financial to expand money transfer service offerings with
     RIA

     EDMONTON, July 27 /CNW/ - Gordon J. Reykdal, Chairman and CEO of The Cash
Store Financial Services Inc. (Cash Store Financial) (TSX: CSF; NYSE: CSFS)
today announced that the Company has entered into an agreement with Ria
Financial Services, a division of Euronet Worldwide Inc. (NASDAQ: EEFT), to supply money transfer services across Cash Store Financial's Canadian network of 523 The Cash Store and Instaloans branches.
     The agreement takes effect September 1, 2010 and has a seven year term.
     "Cash Store Financial's partnership with Ria and Euronet will enable us to accelerate expansion of our money transfer service offering and to grow related revenues by providing access to Canadian markets that are restricted under our current money transfer services agreement," said Mr. Reykdal. "Our agreement with Ria provides access to a further 90 branches with high levels of remittance traffic and ensures that all future branches will be able to offer money transfer services to our customers. The up-side potential for revenue growth above current volumes is significant."
     "Canada is already Ria's fourth largest market. Cash Store Financial's network of 523 branches offers exceptional reach within the Canadian marketplace, enabling us to further solidify our North American footprint,"
said Michael Brown, CEO of Euronet Worldwide Inc. "Cash Store Financial
already does 30,000-plus transfers a month. By adding 90 previously restricted outlets to their money transfer offering, we believe that the upside potential for customer and revenue growth is high for both parties to this agreement. We won this seven year deal from a major competitor because we offered better terms and better market access."

     About Cash Store Financial

     Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada publicly traded on the Toronto
Stock Exchange (TSX: CSF). The Company also trades on the New York Stock
Exchange (NYSE: CSFS). Cash Store Financial operates more than 523 branches across Canada under the banners: The Cash Store and Instaloans. Cash Store
Financial also operates two branches in the UK under the banner, The Cash
Store.
     The Cash Store and Instaloans act as brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the Freedom card) and a prepaid credit card (the Freedom MasterCard) as well as other financial services.
     Cash Store Financial employs approximately 2,000 associates and is headquartered in Edmonton, Alberta.

     About RIA Financial Services

     RIA Financial Services, a subsidiary of Euronet Worldwide, Inc. is the third-largest global money transfer company. RIA provides global consumer-to-consumer money transfer services through a sending network of agents and Company-owned stores, disbursing money transfers through a worldwide payer network. In addition to money transfers, RIA Financial
Services offers consumers bill payment services, prepaid debit cards, check cashing and other financial services. Today our Money Transfer Segment:

     <<
     -   Owns and operates a transaction processing centre in the United
         States;
     -   Provides electronic consumer-to-consumer money transfer services through a network of approximately 104,400 locations serving more than 120 countries;
     -   Processes approximately $7 billion in money transfers annually.
     >>

     About Euronet Worldwide, Inc.

     Euronet Worldwide is an industry leader in processing secure electronic financial transactions. The Company offers payment and transaction processing solutions to financial institutions, mobile operators and retailers which include comprehensive ATM, POS and card outsourcing services; card issuing and merchant acquiring services; software solutions; consumer money transfer and bill payment services; and electronic distribution for prepaid mobile airtime and other prepaid products. Euronet operates and processes transactions from
42 countries.
     Euronet's global payment network is extensive - including 9,336 ATMs, approximately 51,000 EFT POS terminals and a growing portfolio of outsourced debit and credit card services which are under management in 26 countries;
card software solutions; a prepaid processing network of approximately 470,000 point-of-sale terminals across approximately 232,000 retailer locations in 20 countries; and a consumer-to-consumer money transfer network of approximately
104,200 locations serving more than 120 countries. With corporate headquarters in Leawood, Kansas, USA, and 36 worldwide offices, Euronet serves clients in approximately 145 countries. For more information, please visit the Company's
Web site at: www.euronetworldwide.com.

     This News Release contains "forward-looking information" within the meaning of applicable Canadian and United States securities legislation.
Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect",
"is expected", "budget", "scheduled", "estimates", "forecasts", "intends",
"anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form ("AIF")
dated August 26, 2009 under the heading "Risk Factors". All material assumptions used in making forward-looking statements are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy. Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information.
Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

     %CIK: 0001490658

     /For further information: For Cash Store Financial: Gordon J. Reykdal,
Chairman and Chief Executive Officer, (780) 408-5118; or, Nancy L. Bland,
Chief Financial Officer, (780) 732-5683; For RIA Financial Services: Tim
Fanning, Chief Operating Officer, (562) 293-7439/
     (CSF.)

CO:  The Cash Store Financial Services Inc.

CNW 20:15e 27-JUL-10